UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

 ________________________________

ADC Therapeutics SA
(Name of Issuer)
Common Shares, par value CHF 0.08 per share
(Title and Class of Securities)
H0036K147
(CUSIP Number)
Stephen Evans-Freke
Auven Therapeutics Holdings L.P.
171 Main Street
Road Town
Tortola
British Virgin Islands VG1110
(340) 779-6908
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 8, 2022
(Date of Event Which Requires Filing of Statement)

  ________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON A.T. Holdings II Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)
Based on 76,911,712 common shares of ADC Therapeutics SA (the “Issuer”) outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2022.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON C.T. Phinco Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 18,330,548
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,330,548
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON ADC Products Switzerland Sarl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,684,940
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,684,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,684,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics General L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Auven Therapeutics GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Stephen Evans-Freke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

Schedule 13D
CUSIP No. H0036K147

1	NAME OF REPORTING PERSON Peter B. Corr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,330,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,330,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,330,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 76,911,712 common shares of the Issuer outstanding as of June 30, 2022, as disclosed in the Issuer’s Prospectus filed with the SEC on September 16, 2022.

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by A.T. Holdings II Sàrl (“A.T. Holdings II”), C.T. Phinco Sàrl (“C.T. Phinco”), ADC Products Switzerland Sàrl (“ADC Products”), Auven Therapeutics Holdings L.P. (“Auven Therapeutics”), Auven Therapeutics General L.P. (“Auven Therapeutics General”), Auven Therapeutics GP Ltd. (“Auven Therapeutics GP”), Stephen Evans-Freke and Peter B. Corr (collectively, the “Reporting Persons”) on May 29, 2020, as amended by Amendment No. 1 filed on October 13, 2020, and Amendment No. 2 filed on December 8, 2022. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of Common Shares of the Issuer directly held (or held through a nominee), as of the date hereof, by the Reporting Persons.

Holder	Total Number of Common Shares
A.T. Holdings II	16,642,483 Common Shares, including 3,125 Common Shares (held by a nominee) over which A.T. Holdings II has voting and investment power

ADC Products	1,684,940 Common Shares

C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the Sole Member of A.T. Holdings II.  Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the Sole Member of C.T. Phinco.  Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics.  Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as the general partner of Auven Therapeutics General.  Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by A.T. Holdings II as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics.

A.T. Holdings II may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the 73.77% control person of ADC Products.  C.T. Phinco may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the Sole Member of A.T. Holdings II.  Auven Therapeutics may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the Sole Member of C.T. Phinco.  Auven Therapeutics General may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the general partner of Auven Therapeutics.  Auven Therapeutics GP may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as the general partner of Auven Therapeutics General.  Each of Stephen Evans-Freke and Peter B. Corr may be deemed to have voting and investment power over and thus beneficial ownership of the Common Shares beneficially owned by ADC Products as each is a Director and a 50% control person of Auven Therapeutics GP and a Principal of Auven Therapeutics.
(c) On December 8, 2022, ADC Products sold 3,088,182 Common Shares to a third party in a single block transaction at a price of $2.67 per Common Share (the “Block Sale”).  Other than the Block Sale, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of December 9, 2022

A.T. HOLDINGS II SÁRL
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director

By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director
C.T. PHINCO SÁRL
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Class A Manager

By:	/s/ Luis Tavares
Name:	Luis Tavares
Title:	Class B Manager
ADC PRODUCTS SWITZERLAND SÁRL

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Managing Director
By:	/s/ Peter B. Corr
Name:	Peter B. Corr
Title:	Managing Director

AUVEN THERAPEUTICS HOLDINGS L.P.
By: By:	Auven Therapeutics General L.P., its general partner Auven Therapeutics GP Ltd., its general partner
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director
AUVEN THERAPEUTICS GENERAL L.P.
By:	Auven Therapeutics GP Ltd., its general partner
By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director
AUVEN THERAPEUTICS GP LTD.

By:	/s/ Stephen Evans-Freke
Name:	Stephen Evans-Freke
Title:	Director

By:	/s/ Stephen Evans-Freke

By:	/s/ Peter B. Corr